March 23, 2009

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Stop 7010
Washington, D.C. 20549

RE:	SEC Comment Letter dated March 9, 2009
The Clorox Company, Form 10-K for the Fiscal Year Ended June 30, 2008 and Form
10-Q for Fiscal Quarters Ended September 30, 2008 and December 31, 2008
File Number 1-07151

Dear Mr. Decker:

We respectfully submit the following response to the comment included in your letter of March 9, 2009, relating to your review of The Clorox Company’s (“Clorox” or “the Company”) Form 10-K for the Fiscal Year Ended June 30, 2008, and Form 10-Q for the Fiscal Quarters Ended September 30, 2008 and December 31, 2008.

We understand that you will be reviewing our response and may have additional comments. We welcome any questions you may have concerning our response and thank you for your attention devoted to our filing. Please feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended June 30, 2008

Question: Note 22. Segment Reporting

We have read your response to comment three from our letter dated January 15, 2009. You indicate that the CODM and Board of Directors receive qualitative and statistical information about key business drivers as well as detailed information for the total Company. The financial information is summarized at the North America and International segment level and is used by the CODM and the Board of Directors to oversee the performance of the Company. You also indicate that they receive limited financial information consisting of volume, sales and profit amounts for the SBUs within North America. Please provide us with the financial information that is reviewed by your CEO as well as any other limited financial information the CODM reviews. Please also provide us with any financial information reviewed by your board of directors as well.

Response:
The CODM regularly reviews two primary types of financial information: (i) information used to manage the business and (ii) information used to prepare for the quarterly earnings conference call. In addition, the Board of Directors, including the CODM, who is the Chairman of the Board, regularly receives information relating to the Company’s financial results, forecasts and key strategic initiatives.

Financial information regularly reviewed by the CODM to manage the business consists of:

  Annual Budget
  Fiscal Year-to-Date Budget-to-Actual Quarterly Updates
  Three Year Long-Range Plan

Financial information regularly reviewed by the CODM to prepare for the quarterly earnings conference call consists of quarterly financial results.

Financial information regularly received by the Board of Directors consists of:

  Annual Budget
  Capital Spending Plan
  Capital Structure
  Global Operations Report
  Three Year Long-Range Plan

A current version of each of these reports (or relevant portions) has been sent separately to the Staff via hand courier. Confidential treatment is being requested for these reports.

There follows a brief summary of each of these reports:

Reports reviewed by the CODM to manage the business

Annual Budget (FY09 Final Firm Forecast – Exhibit 1)
The annual budget is reviewed by the CODM, typically in the fourth quarter. This plan is used to establish annual financial targets and “make-plan” priorities for the total Company and its North America and International operating segments. Once finalized, the annual budget is presented to the Board of Directors for approval, as discussed below.

Fiscal Year-to-Date Budget-to-Actual Quarterly Updates (FY09 November Forecast – Exhibit 2)
A budget update is provided to the CODM three times a year in September, November and March and represents an update of the Company’s actual and projected financial performance against its previously approved budget, as discussed above.

Three Year Long-Range Plan (3 Year Plan – 2011 LRP – Exhibit 3)
The long-range plan (LRP) is a three year plan that is reviewed and approved by the CODM annually prior to the beginning of the next fiscal year. This plan is used to set strategy and establish financial targets and priorities for the Company and its North America and International operating segments. Once finalized, the LRP is presented to the Board of Directors, as discussed below.

Reports reviewed by the CODM in preparation for the quarterly earnings conference call

Quarterly Results (FY09 Qtr 2 Preliminary Actuals (Exhibit 4a) and FY09 Quarter 2 – Key Financial Highlights (Exhibit 4b))
The quarterly results are prepared for the individuals participating in the quarterly earnings conference call with investors and analysts to provide information that may be useful in preparing for the broad range of questions that may arise on the quarterly earnings conference call. In addition to the CODM, the participants in the conference call include the Chief Financial Officer and Executive Vice President and Chief Operating Officer – North America. The Chief Financial Officer has primary responsibility for covering the financial results during the call.

Attached behind the FY09 Qtr 2 Preliminary Actuals report in Exhibit 4b is a copy of the quarterly report for the Company’s Home Care SBU. A similar report is prepared for each of the Company’s domestic SBUs.

Reports received by the Board of Directors

Annual Budget (FY09 Proposed Budget – Exhibit 5)
The annual budget is reviewed and approved by the Board of Directors, after review by the CODM, as discussed above.

Capital Spending Plan (Review of Capital Spending Trends and FY09 CAPEX Forecast – Exhibit 6)
The capital spending plan is provided annually to the Board of Directors, as part of the annual budget review. The report provides the Board of Directors with a review of projected total Company capital spending. In addition, the Board of Directors is asked to review and approve capital spending projects above a specified amount, in accordance with the Company’s financial delegation of authority.

Capital Structure Report (Capital Structure Review – Exhibit 7)
The capital structure report is provided annually to the Board of Directors. The report provides actual and projected information regarding the Company’s capital structure.

Global Operations Report (Global Operations Report – Exhibit 8)
The Global Operations Report is provided to the Board of Directors at each of its regularly scheduled Board of Directors meetings following a quarterly earnings conference call. This report provides the Board of Directors with quarterly and year-to-date financial and operational highlights, including progress against key strategic initiatives.

Three Year Long-Range Plan (3 Year Plan – 2011 LRP – Exhibit 9)
The LRP is provided to the Board of Directors annually, after approval by the CODM, as discussed above.

Other reports provided to the Board of Directors

In advance of the Company’s issuance of its quarterly earnings press release, the Audit Committee and CODM also receive a quarterly package, with a copy to the Board of Directors, which includes extracts from the reports described above, as well as the draft Form 10-Q and earnings press release. The purpose of this mailing is to apprise the Audit Committee of the status of the quarterly review (or in the case of the fourth quarter, the annual audit) by the external auditors, seek comment on the draft earnings release and draft Form 10-Q and discuss significant accounting, disclosure and tax matters.

In addition, the Board of Directors is periodically asked to review and approve individual expenditures above a specified amount, including mergers and acquisitions, in accordance with the Company’s financial delegation of authority, and receives financial information relating to these items.

***

Contact Information

If you have any questions or need any additional information, please contact Tom Johnson, Vice President – Controller, at (510) 271- 2873 or me at (510) 271-7377.

Sincerely,

/s/ Daniel J. Heinrich

Daniel J. Heinrich
Senior Vice President-
Chief Financial Officer

cc:

Laura Stein	Senior Vice President – General Counsel
Thomas Johnson	Vice President – Controller
Angela Hilt	Vice President – Corporate Secretary and Assistant General Counsel
Ernest Greene	Securities and Exchange Commission
Gary Waring	Ernst & Young
Todd Silva	Ernst & Young